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                                                              EXHIBIT 99.(a)(11)


                          [BELL INDUSTRIES LETTERHEAD]


Contacts:

          Gordon Graham             President and Chief Operating Officer

          Tracy A. Edwards          Vice President and Chief Financial Officer
          Bell Industries, Inc.
          (310) 826-2355
          http://www.bellind.com

          Melvyn S. Rifkind
          (818) 783-8323

         BELL INDUSTRIES ANNOUNCES TENDER OFFER MILGRAY SUCCESSFUL

                                                         FOR IMMEDIATE RELEASE

        Los Angeles, California -- January 8, 1997 -- Bell Industries, Inc. (NYSE:PSE:BI) today announced that it has acquired, through a $14.77 cash tender offer, approximately 95% of the outstanding shares of Milgray Electronics, Inc. The tender offer expired on January 7, 1997.

        Bell had announced on November 27, 1996 its plan to acquire Milgray in a two-step transaction. By acquiring more than 66 2/3% of the outstanding Milgray shares, Bell met one of the key conditions of the acquisition agreement. All remaining shares will be acquired at the same price -- $14.77 through a cash merger expected to be consummated on January 15, 1997. No vote of Milgray shareholders will be required.

        Theodore Williams, Bell's Chief Executive Officer, said, "We are delighted with the success of the Tender Offer and look forward to the integration of Milgray's business with Bell's and the synergies that the combination should provide."

        Bell Industries distributes products for the electronics, computer, graphics and other industrial markets. Milgray distributes electronic components and computer products for the industrial markets.


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